SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC
                                   FORM U-6B-2
                           Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47,
P.36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Union Electric Company d/b/a AmerenUE (a subsidiary of Ameren Corporation).

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

     1.   Type of securities ("draft", "promissory note"): Promissory Note.
     2.   Issue, renewal or guaranty: Issue.
     3.   Principal amount of each security: $200,000,000.
     4.   Rate of interest per annum of each security: 5.10%.
     5.   Date of issue, renewal, or guaranty of each security: July 28, 2003.
     6.   If renewal of security, give date of original issue: Not applicable.
     7.   Date of maturity of each security: August 1, 2018.
     8. Name of the person to whom each security was issued, renewed or guaranteed: Goldman, Sachs & Co., Wachovia Capital Markets, LLC, Barclays Capital Inc., BNP Paribas Securities Corp. and BNY Capital Markets, Inc., as underwriters, for sale to the public.
     9. Collateral given with each security, if any: Union Electric Company First Mortgage Bonds, Senior Notes Series DD.
    10.   Consideration received for each security: $198,394,000.
    11. Application of proceeds of each security: The net proceeds will be used along with other funds (i) to repay short-term debt incurred to pay at maturity $100,000,000 principal amount of Union Electric Company 7.65% First Mortgage Bonds due July 15, 2003; (ii) to redeem prior to maturity $75 million principal amount of Union Electric Company's outstanding 7.15% First Mortgage Bonds due August 1, 2023;
          (iii) to repay $21,000,000 of outstanding short-term debt; and (iv) to pay associated redemption and other costs.
    12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
          a)   the  provisions  contained in the first sentence of Section 6(b):
               Not applicable.
          b)   the provisions  contained in the fourth sentence of Section 6(b):
               Not applicable.
          c) the provisions contained in any rule of the Commission other than Rule U-48: [X].
    13.   If the  security or  securities  were exempt  from the  provisions  of
          Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b),: Not applicable.
    14.   If the  security  or  securities  are exempt  from the  provisions  of
          Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
          Not applicable.
    15.   If the  security  or  securities  are exempt  from the  provisions  of
          Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.ss.. 250.48, P. 36,621] designate the rule under which exemption is claimed: Rule 52.


                                              Union Electric Company
                                                d/b/a AmerenUE


                                              By:  /s/ Jerre E. Birdsong
                                                  ----------------------------
                                                       Jerre E. Birdsong
                                                  Vice President and Treasurer

Dated:  July 30, 2003